# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 CRESCENT CT, 7TH FLOOR, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 37,024,026; sole dispositive power 0; shared dispositive power 37,024,026; aggregate amount beneficially owned 37,024,026 (9.9% of the class)
  Comment: The reported holding includes 5,785,290 shares held in warrants convertible to Class A Common Stock with a blocker preventing conversion that would cause the holder to exceed 9.99%. The outstanding shares includes (1) 364,825,582 Class A common shares outstanding as of September 12, 2025 as indicated in the registration statement published on September 15, 2025; and (2) 5,785,290 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 370,610,872 shares outstanding.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,916; sole dispositive power 0; shared dispositive power 17,916; aggregate amount beneficially owned 17,916 (0% of the class)
  Comment: The outstanding shares includes (1) 364,825,582 Class A common shares outstanding as of September 12, 2025 as indicated in the registration statement published on September 15, 2025; and (2) 5,785,290 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 370,610,872 shares outstanding.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 109,600; sole dispositive power 0; shared dispositive power 109,600; aggregate amount beneficially owned 109,600 (0% of the class)
  Comment: The outstanding shares includes (1) 364,825,582 Class A common shares outstanding as of September 12, 2025 as indicated in the registration statement published on September 15, 2025; and (2) 5,785,290 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 370,610,872 shares outstanding.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,896,510; sole dispositive power 0; shared dispositive power 36,896,510; aggregate amount beneficially owned 36,896,510 (9.9% of the class)
  Comment: The reported holding includes 5,785,290 shares held in warrants convertible to Class A Common Stock with a blocker preventing conversion that would cause the holder to exceed 9.99%. The outstanding shares includes (1) 364,825,582 Class A common shares outstanding as of September 12, 2025 as indicated in the registration statement published on September 15, 2025; and (2) 5,785,290 shares acquirable by Jane Street Global Trading, LLC through conversion of warrants held, up to the conversion limit for a total of 370,610,872 shares outstanding.

## Item 1. Issuer
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 100 CRESCENT CT, 7TH FLOOR, DALLAS, TEXAS, 75201.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC; Jane Street Global Trading, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37024026
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 37024026
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 37024026

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Options, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (09/19/2025)
- Jane Street Capital, LLC: Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (09/19/2025)
- Jane Street Options, LLC: Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (09/19/2025)
- Jane Street Global Trading, LLC: Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (09/19/2025)